UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from        to

Commission File Number:   1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Retirement Savings Plan
c/o Bunge North America, Inc.
11720 Borman Drive
St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
50 Main Street
White Plains, NY  10606

BUNGE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	13-14

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE PAGE	15

EXHIBIT INDEX	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 25, 2010

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

INVESTMENTS:
Interest bearing cash	$1,169,343	$1,117,796
Mutual funds	126,603,589	99,247,870
Interest in Bunge Limited common shares	10,333,885	8,181,104
Common stock	1,018,525	329,938
Participant loans	2,168,589	1,941,214

Total Plan interest in Bunge Defined Contribution Plans Master Trust	141,293,931	110,817,922

CONTRIBUTIONS RECEIVABLE:
Participants	300,584	289,131
Employer	319,077	307,209

Total contributions receivable	619,661	596,340

PLAN TRANSFER RECEIVABLE	-	29,269

NET ASSETS AVAILABLE FOR BENEFITS	$141,913,592	$111,443,531

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS:
Participants’ contributions	$9,227,161	$8,772,777
Rollover contributions	1,315,503	1,078,547
Employer contributions	4,443,786	4,248,021
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	2,398,456	-
Investment income — interest	291,737	-
Net appreciation in value of investments	23,890,868	-

Total Plan interest in Bunge Defined Contribution Plans Master Trust investment gain	26,581,061	-

Plan transfers	44,827	98,224

Total	41,612,338	14,197,569

DEDUCTIONS:
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	-	(3,563,112)
Investment income — interest	-	(849,973)
Net depreciation in value of investments	-	51,748,777

Total Plan interest in Bunge Defined Contribution Plans Master Trust investment loss	-	47,335,692

Benefits paid to participants	11,064,524	9,371,993
Administrative expenses	77,753	50,443

Total	11,142,277	56,758,128

INCREASE (DECREASE) IN NET ASSETS	30,470,061	(42,560,559)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	111,443,531	154,004,090

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$141,913,592	$111,443,531

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Retirement Savings Plan (the “Plan”) was established as of January 1, 1971. Effective January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan and the non-union participants from the Bunge North America, Inc. Savings Plan. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Plans Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments in Bunge Limited common shares, common stock, common collective trusts, and mutual funds are stated at estimated fair value which is based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

In 2009, Financial Accounting Standards Board Staff Position 157-4 (FASB Staff Position 157-4), Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into Accounting Standards Codification (ASC) 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in a Trust which holds various securities, including mutual funds, common collective trusts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Financial Statement Presentation — The Plan’s assets are held in the Trust. Subsequent to the issuance of the Plan’s December 31, 2008 financial statements, Plan’s management determined that the Plan’s assets had been presented as if they were managed in a separate trust. This previous presentation was incorrect; accordingly, the December 31, 2008 financial statements have been restated to reflect the Plan’s interest in the Trust.  This restatement did not have any impact on the net assets available for benefits as of December 31, 2008 or on the changes in net assets available for benefits for the year ended December 31, 2008.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements.  ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated.  ASC 855 is effective for periods ending after June 15, 2009.

2.	PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Retirement Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as recordkeeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc.; Bunge Oils, Inc.; Bunge North America (East), L.L.C.; Bunge North America (OPD West), Inc.; Bunge Management Services Inc.; Bunge Global Markets, Inc.; Bunge North America, Inc. or their subsidiaries or Bunge Towing, Inc. (collectively the “Employer Group”) are immediately eligible to participate in the Plan. Individual accounts are maintained for each participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS

Participants may contribute up to 50% of their base salary on a pre-tax basis. Prior to January 1, 2004, participants also had the option to contribute on a post-tax basis up to 4% of their base salary. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2009 and 2008 could not exceed $16,500 and $15,500, respectively. However, in 2009 and 2008, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,500 in 2009 and $5,000 in 2008 “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service discrimination tests. The participants’ contributions, plus any actual earnings thereon, vest immediately.

Monthly matching contributions are made by the Employer Group. Effective January 1, 2004, participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately. Prior to January 1, 2004, contributions were matched at the rate of 25% of the first 6% of participant pre-tax contributions and vested at a rate of 20% per year. Participants with an Employer Group matching contribution balance on January 1, 2004, became fully vested in such balance effective January 1, 2004.

Participants may select from a number of investment alternatives for their contributions. Employer Group matching contributions are allocated to participants based on the contribution allocation among investment alternatives elected by the participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre-January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn. Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.	PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance. As of December 31, 2009, participant loans bear interest rates from 3.75% to 8.75% and maturities through May 2038.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated January 13, 2009, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2009, are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 161,897 and 158,027 common shares of Bunge Limited at December 31, 2009 and 2008, respectively. During 2009 and 2008, the Plan recorded dividend income of $423,039 and $330,244, respectively, and net appreciation (depreciation) in fair value of $1,669,361 and $(7,809,020), respectively, from Bunge Limited common shares.

8.	INVESTMENTS

The Plan’s interest in the investments of the Trust that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008

Vanguard Prime Money Market Fund	$22,060,098	$23,797,419
Fidelity International Discovery Fund	8,922,010	6,504,820
Fidelity Total Bond Fund	15,658,330	13,077,379
Janus Adviser Forty Fund — Class S	24,031,368	16,318,441
T. Rowe Price Value Fund	11,687,182	8,862,434
Vanguard Institutional Index Fund — Institutional Shares	17,827,207	14,714,233
Interest in Bunge Limited common shares	10,333,885	8,181,104

During the years ended December 31, 2009 and 2008, the Plan’s underlying interest in the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$21,976,942	$(43,719,186)
Interest in Bunge Limited common shares	1,669,361	(7,809,020)
Common stock	244,565	(220,571)
Dividend income	2,398,456	3,563,112
Interest income	291,737	849,973

Net appreciation (depreciation) in Plan interest in Bunge Defined Contribution Plans Trust	$26,581,061	$(47,335,692)

9.	INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company.  Each participating plan has an undivided interest in the Trust.  The assets of the Trust are held, managed, and administered by the trustees pursuant to the terms of the Bunge Defined Contribution Plans Master Trust.  Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating Plan in the Trust.  The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating Plan.

The investments of the Trust at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Cash	$1,199,153	$1,186,437

Investments – at fair value:
Mutual funds	134,040,909	104,741,970
Interest in Bunge Limited common shares	10,833,930	8,551,213
Common stock	1,098,907	334,911
Participant loans	2,311,507	2,053,126

Total investment at fair value	148,285,253	115,681,220

Total	$149,484,406	$116,867,657

The Plan’s interest in the net assets of the Trust was approximately 95% at December 31, 2009 and 2008.

The net investment earnings of the Trust for the years end December 31, 2009 and 2008 are summarized below:

	2009	2008

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$23,359,802	$(46,244,154)
Interest in Bunge Limited common shares	1,749,685	(8,139,583)
Common stock	265,643	(233,710)
Dividend income	2,523,808	3,761,015
Interest Income	308,605	895,115

Net appreciation (depreciation) in Plan interest in Bunge Defined Contribution Plans Trust	$28,207,543	$(49,961,317)

10.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the fund’s investments are summarized in three broad levels.  The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.  Additionally, in accordance with ASC 820, the table includes the major categorization for debt and equity securities held by the Trust on the basis of the nature and risk of the Trust’s investment at December 31, 2009.

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$18,684,702	$-	$-	$18,684,702
International	10,049,650	-	-	10,049,650
Large Cap	57,156,854	-	-	57,156,854
Mid Cap	6,125,351	-	-	6,125,351
Small Cap	3,414,825	-	-	3,414,825
Specialty	557,158	-	-	557,158
Short Term	23,331,399	-	-	23,331,399
Blends	13,395,913	-	-	13,395,913
Other	1,325,057	-	-	1,325,057
Interest in Bunge Limited common shares	-	10,833,930	-	10,833,930
Common stock	1,098,907	-	-	1,098,907
Participant loans	-	2,311,507	-	2,311,507

Total	$135,139,816	$13,145,437	$-	$148,285,253

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$104,741,970	$-	$-	$104,741,970
Interest in Bunge Limited common shares	-	8,551,213	-	8,551,213
Common stock	334,911	-	-	334,911
Participant loans	-	2,053,126	-	2,053,126

Total	$105,076,881	$10,604,339	$-	$115,681,220

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2009 and 2008.  Additionally, in accordance with ASC 820, the table includes the major categorization for debt and equity securities held by the Plan on the basis of the nature and risk of the Trust’s investment at December 31, 2009.

Subsequent to the issuance of the Plan’s December 31, 2008 financial statements, management determined that $23,797,419 previously reported as cash were mutual funds.  Accordingly, the Plan’s December 31, 2008 financial statements have been restated to reflect $23,797,419 in money market funds, previously reported as cash, as mutual funds in the Statement of Net Assets Available for Benefits and summarized in the table below.

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$18,176,987	$-	$-	$18,176,987
International	9,509,135	-	-	9,509,135
Large Cap	53,545,756	-	-	53,545,756
Mid Cap	5,914,956	-	-	5,914,956
Small Cap	3,337,495	-	-	3,337,495
Specialty	545,210	-	-	545,210
Short Term	22,060,098	-	-	22,060,098
Blends	12,188,895	-	-	12,188,895
Other	1,325,057	-	-	1,325,057
Interest in Bunge Limited common shares	-	10,333,885	-	10,333,885
Common stock	1,018,525	-	-	1,018,525
Participant loans	-	2,168,589	-	2,168,589

Total	$127,622,114	$12,502,474	$-	$140,124,588

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$99,247,870	$-	$-	$99,247,870
Interest in Bunge Limited common shares	-	8,181,104	-	8,181,104
Common stock	329,938	-	-	329,938
Participant loans	-	1,941,214	-	1,941,214

Total	$99,577,808	$10,122,318	$-	$109,700,126

The Plan has no assets or liabilities carried at Level 3 fair value.

11.	PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

******

BUNGE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Number of		Current
	Shares/Units	Cost**	Value

INTEREST IN INTEREST BEARING CASH			$1,169,343

INTEREST IN MUTUAL FUNDS:
American Century Heritage Fund — Investor Class	144,134.866		2,301,834
American Century Real Estate Fund — Investor Class	37,783.089		545,210
*Fidelity Freedom Income	20,488.604		220,048
*Fidelity Freedom 2000	9,022.674		102,407
*Fidelity Freedom 2005	19,850.709		199,103
*Fidelity Freedom 2010	77,349.259		967,639
*Fidelity Freedom 2015	246,229.709		2,565,714
*Fidelity Freedom 2020	274,486.834		3,444,810
*Fidelity Freedom 2025	152,861.660		1,588,233
*Fidelity Freedom 2030	102,237.963		1,266,728
*Fidelity Freedom 2035	56,109.047		575,679
*Fidelity Freedom 2040	89,160.243		638,387
*Fidelity Freedom 2045	53,789.556		455,598
*Fidelity Freedom 2050	19,706.500		164,549
*Fidelity International Discovery Fund	293,970.684		8,922,010
*Fidelity Small Cap Independence Fund	26,478.202		368,576
*Fidelity Total Bond Fund	1,495,542.524		15,658,330
*Fidelity Spartan International Index Fund — Investor Class	17,552.313		587,125
Janus Adviser Forty Fund — Class S	762,416.491		24,031,368
T. Rowe Price Value Fund	570,663.176		11,687,182
Vanguard Institutional Index Fund — Institutional Shares	174,810.812		17,827,206
Vanguard Long-Term Bond Index Fund — Investor Shares	211,027.750		2,439,481
Vanguard Mid-Cap Index Fund — Institutional Shares	220,312.349		3,613,122
Vanguard Small-Cap Index Fund Signal TM Shares	119,762.753		2,968,919
Vanguard Prime Money Market Fund	22,060,098.220		22,060,098
BrokerageLink Account — Mutual Funds			1,325,057
BrokerageLink Account — Bonds			79,176

Total interest in mutual funds			126,603,589

			(Continued)

BUNGE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Number of		Current
	Shares/Units	Cost**	Value

INTEREST IN COMMON STOCK:
*Interest in Bunge Limited common shares	161,896.990		10,333,885
BrokerageLink Account — Common Stock			1,018,525

Total interest in common stocks			11,352,410

*PARTICIPANT LOANS — Loan Fund, rates from
3.75% to 8.75%, maturities through May 2038			2,168,589

Total investments			$141,293,931

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

(Concluded)

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Retirement Savings Plan

Date: June 25, 2010	By:	/s/ Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm